SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                          REPORT OF A FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                for March 2004

                             ______________________

                                ASML Holding N.V.

                                   De Run 6501
                                5504 DR Veldhoven
                                The Netherlands
                   (Address of principal executive offices)
                             ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F |X|              Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuantt to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes  |_|                   No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1     Statutory Annual Report 2003

99.2     Environment, Health and Safety Report 2003

99.3     Principles of Ethical Business Conduct 2003

99.4     Social Report 2003

99.5 "ASML Discloses Results of Annual Shareholder Meeting," dated March 19, 2004.

99.6 "Chartered 300 mm Fab Selects ASML for Multi-System Tool Purchase," dated March 25, 2004.


         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ASML HOLDING N.V. (Registrant)

Date: April 7, 2004                           By: /s/ Peter T.F.M. Wennink
                                                  ____________________________
                                                  Peter T.F.M. Wennink
                                                  Executive Vice President
                                                  and Chief Financial Officer